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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                          Churchill Downs Incorporated
                                (Name of Issuer)



                           Common Stock, No Par Value
                         (Title of Class of Securities)



                                   171484 10 8
                                 (CUSIP Number)



                              H. Alexander Campbell
                             Wyatt, Tarrant & Combs
                               2800 Citizens Plaza
                           Louisville, Kentucky 40202
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                                  July 20, 1999
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.




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CUSIP No. 171484 10 8

                                                                 13D
================================================================================
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Wells Family Partnership

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

           (a)  |_|
           (b)  |_|

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           Not Applicable

--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e) |_|

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Kentucky

--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
  NUMBER OF
   SHARES               0
BENEFICIALLY    ----------------------------------------------------------------
 OWNED BY         8    SHARED VOTING POWER
   EACH
REPORTING               434,510 shares of Common Stock
 PERSON
  WITH          ----------------------------------------------------------------
                  9    SOLE DISPOSITIVE POWER

                        0
                ----------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                        434,510 shares of Common Stock

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

        434,510 shares of Common Stock

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        4.42%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

        PN

================================================================================

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CUSIP No. 171484 10 8

                                                                 13D
================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Darrell R. Wells

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  |_|
     (b)  |_|

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

        Not Applicable

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) OR 2(e) |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
  NUMBER OF
   SHARES               0
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        8    SHARED VOTING POWER
   EACH
 REPORTING              489,310 shares of Common Stock
  PERSON          --------------------------------------------------------------
   WITH
                  9    SOLE DISPOSITIVE POWER

                        0

--------------------------------------------------------------------------------
10   SHARED DISPOSITIVE POWER

       489,310 shares of Common Stock

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

       489,310 shares of Common Stock

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       4.98%

--------------------------------------------------------------------------------

      IN

================================================================================


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                             INTRODUCTORY PARAGRAPH


Reference is made to that certain Schedule 13D dated February 18, 1998 filed by the Reporting Persons named herein, with respect to the common stock, no par value per share (the "Common Stock"), of Churchill Downs Incorporated, a Kentucky corporation (the "Issuer"). Item 5 of this Amendment No. 1 reflects the Reporting Persons' beneficial ownership of less than 5% of the Issuer's Common Stock as a result of the Issuer's sale of 2,300,000 shares of Common Stock on July 20, 1999.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     a. As of the date of this Report: [i] the Wells Family Partnership ("Partnership") beneficially owns 434,510 shares, or approximately 4.42%, of the 9,832,127 shares of the Common Stock outstanding as of August 13, 1999 (as reflected in the Issuer's Form 10-Q for the quarter ended June 30, 1999); [ii] Darrell R. Wells beneficially owns 489,310 shares, or approximately 4.98%, of the Common Stock outstanding as of August 13, 1999, of which he disclaims beneficial ownership of 44,800 shares held by The Wells Foundation, Inc., of which he is a trustee, and of 284,880 shares held by the Partnership, of which he is the Managing General Partner; [iii] Louis Crawford Wells beneficially owns 51,910 shares, or approximately .52%, of the Common Stock outstanding as of August 13 , 1999; [iv] Wayne H. Wells beneficially owns 77,420 shares, or approximately .79%, of the Common Stock outstanding as of August 13, 1999; [v]
Y. Peyton Wells, III beneficially owns 88,490 shares, or approximately .90%, of the Common Stock outstanding as of August 13, 1999; and [vi] Bryant C. Wells beneficially owns 67,060 shares, or approximately .68%, of the Common Stock outstanding as of August 13, 1999.

         b. The Partnership shares voting and dispositive power with respect to the 434,510 shares of Common Stock held by the Partnership. Darrell R. Wells shares voting and dispositive power with respect to 434,510 shares of Common Stock held by the Partnership, 44,800 shares of Common Stock held by The Wells Family Foundation, Inc. for which he serves as trustee, and 10,000 shares of Common Stock held by Citizens Security Life Insurance Company, for which Mr. Wells serves as President and as a director. Each of Louis Crawford Wells, Wayne
H. Wells, Y. Peyton Wells, III and Bryant C. Wells shares voting and dispositive power with respect to the shares attributed to him in paragraph a. above.

         c. On July 20, 1999, Citizens Security Life Insurance Company, of which Mr. Wells is the President and a director, purchased 10,000 shares of Common Stock at a purchase price of $29.00 per share. Otherwise, none of the Reporting Persons has effected any transaction in the Issuer's Common Stock during the past sixty days.




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




 October 4, 1999                        By: /S/ DARRELL R. WELLS
                                           Darrell R. Wells



                                        THE WELLS FAMILY PARTNERSHIP


                                        By: /S/ DARRELL R. WELLS
                                           Darrell R. Wells, Managing Partner


* Pursuant to the Agreement among Reporting Persons dated February 18, 1998 for the filing of a single Schedule 13D pursuant to Rule 13d-1(f)(1), each Reporting Person has authorized Darrell R. Wells to sign on behalf of such Reporting Person any Schedule 13D or amendments thereto that are required to be filed on behalf of the Reporting Persons to this Schedule 13D.



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